

February 22, 2012

Via US Postal Service
Jack Jie Qin
Chief Executive Officer
EFT Holdings, Inc.
17800 Castleton St., Suite 300
City of Industry, CA 91748

      Re: EFT Holdings, Inc.
              Form 10-K for the year ended March 31, 2011
              Filed August 23, 2011
              File No. 000-53730

Dear Mr. Qin:

We have reviewed your response dated September 15, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2011

Selected Financial Data, page 16

1. We note that the line item you have labeled here as "General and Administrative" agrees to the line on your income statement entitled "Total Operating Expenses," which includes various types of operating expenses in addition to general and administrative. Similarly, we note that the line you have labeled here as "Other Income" agrees to the line on your income statement entitled "Total Other Income (Expense)," which includes various types of non-operating income and expense including a line labeled "Other Income (Expense)." Please revise the titles of the line items seen here to match those used in your statement of operations to avoid confusion for your investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 18

2. Please revise your discussion of results of operations to provide your investors with more insight on the causes of increases or decreases in the components of net income. Please include the following:

- When you identify more than one reason for an increase or decrease in the components of net income, to the extent possible, please quantify the effect of each different reason.

- When you identify intermediate causes of changes in revenues, such as an increase or decrease in sales, please provide your readers with insight into the underlying drivers of those changes.

- Please make sure to address each line item that has a material increase or decrease. For example, your analysis of gross profit margin for the year ended March 31, 2011 does not clearly explain why cost of goods sold increased while sales decreased. We also note that you did not address the impairment of goodwill within your analysis of the year ended March 31, 2010.

Capital Resources and Liquidity, page 21

3. Please revise your discussion of liquidity to describe your internal and external sources of liquidity and discuss any material unused sources of liquid assets. Refer to Item 303(a)(1) of Regulation S-K.

4. Please revise your discussion of your cash flows to address the changes in each major category of cash flows, including operating, investing and financing.

Future Contractual Obligations, page 23

5. Please explain to us how you calculated the amounts shown for lease payments in your Contractual Obligations table. In this regard, the amounts shown here do not appear to agree with the future minimum lease payments shown in Note 16 to your financial statements.

Consolidated Financial Statements for the Fiscal Year Ended March 31, 2011

Consolidated Statements of Operations, page F-5

6. We note that you have presented a subtotal called "Gross profit" on the face of your statements of operations. We further note that you have presented depreciation below this gross profit line item. Please explain to us why you believe it is appropriate to show this subtotal for gross profit, including how you considered the guidance in SAB Topic 11:B related to reporting a figure for income before depreciation.

Note 2 – Restatement of Prior Period Financial Statements, page F-9

7. We note that your response to our comments states that you do not believe that amending your March 31, 2010 Form 10-K or Forms 10-Q for the periods affected by your restatements would be beneficial to investors as it would not provide any information that is not already included in this March 31, 2011 Form 10-K. Please note that we generally do not permit a single filing to substitute for the amendment of multiple Exchange Act filings. See Question 133.01 of our Compliance and Disclosure Interpretation concerning Exchange Act Rules, available on our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm. If you believe that an exception should be made for your circumstances, please provide us with your detailed analysis of each periodic filing that is impacted by these restatements, the impact that these restatements would have on each financial statement that appeared in each such periodic filing (not to be limited to the balance sheet and statement of operations), the impact that these restatements would have on the related narrative disclosures such as footnotes to the financial statements or analysis of results of operations within each such periodic filing, and the impact that these restatements would have on the previous conclusions concerning disclosure controls and procedures and internal controls over financial reporting for each such periodic filing. Based on your detailed analysis of the changes that would be required if you amended each periodic filing, either explain to us how the changes to each such filing are immaterial such that restating the prior period financial statements is not necessary or explain to us in detail exactly how you believe this Form 10-K contains all of the information that would appear in an amendment to the prior filing.

8. We note that you now have concluded that Excalibur should have been consolidated since the time the company acquired its equity interest in Excalibur. Please explain to us in more detail how you reached this conclusion. Specifically, please address how you determined that Yeuh-Chi Liu was a related party, explain how you determined which party in the related party group was more closely associated to Excalibur, identify each of your variable interests in Excalibur, and explain your consideration of the loans you have made to Excalibur in this analysis.

9. We note that you have reversed your prior accounting for your transaction with Digital Development Partners. Please explain to us your restated accounting for this transaction in more detail. Specifically, please confirm that you accounted for this transaction as the acquisition of assets rather than a business under ASC 805-50, or if you accounted for this transaction differently, please explain in detail the basis in GAAP for your accounting. If you accounted for this transaction as the acquisition of assets, please confirm that you valued the acquired stock of Digital at 92.2% of the fair value of the net assets acquired, which we understand are solely comprised of cash. If you valued Digital's stock on a basis other than 92.2% of the cash acquired, please explain in detail the basis in GAAP for your accounting.

Note 3 – Summary of Significant Accounting Policies, page F-15

Segment Reporting, page F-20

10. Please explain to us how you considered whether Excalibur represents an operating or reporting segment. In this regard, we note that in your Forms 10-Q for the quarter ended June 30, 2011 and September 30, 2011 you had provided separate segment information for online businesses and for transportation businesses. It is unclear to us why these were not presented as separate segments in your Form 10-K.

Note 4 – Fair Value Measurements, page F-23

11. We note that you have certain impaired assets. Please explain to us how you have complied with the requirements of ASC 820-10-50-5 to provide information regarding assets and liabilities that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

Note 8 – Loans to Related Parties and Related Party Transactions, page F-24

12. We note that you had a loan in the amount of $1,567,000 to Yeuh-Chi Liu. We further note that the company does not expect that this loan will be repaid and thus the loan was written off as of December 31, 2010. Please explain to us if this loan was considered collateral dependent and how the fair value of the collateral was considered in your impairment analysis.

13. We have read your response to comment 6 from our letter dated October 18, 2010. You stated that the disposition of the loan of $467,100 to Turn-Key Technology Co., Ltd. was reflected in you 2011 Form 10-K. Please tell us where this information is included in your 2011 Form 10-K as we could not locate it. Based on your response to our comment, it appears that this loan should be discussed either here or in Note 2.

Note 10 – Investment in CTX Virtual Technologies, page F-26

14. Please explain to us in more detail why you believe that the fair value of the common stock you own in CTX Virtual Technologies had a fair value of $0 at March 31, 2011. Please explain to us in more detail why you did not believe that market quotations and actual trades on the Pink sheets were an indication of fair value. Also explain in more detail how you accounted for the reversal of charges relating to the stock issuance valuation that is discussed in your September 30, 2011 Form 10-Q, including explaining in more detail how you valued your investment at that time and what journal entries you made for this reversal of charges.

Note 15 – Income Taxes, page F-28

15. Please refer to your tabular presentation of income tax expense. Please explain to us in reasonable detail why you incurred a relatively large provision for prior years during the year ended March 31, 2011 but did not have a similar provision in prior periods.

Evaluation of Disclosure Controls and Procedures, page 26

16. We note that you have concluded that your disclosure controls and procedures were not effective as of March 31, 2011. However, we additionally note that in previous filings you had concluded that your disclosure controls and procedures were effective despite the presence of material weaknesses in your internal control over financial reporting. Please tell us whether you intend to reconsider the conclusions in your previous filings.

Management's Report on Internal Control Over Financial Reporting, page 26

17. We note the material weaknesses cited in your auditors' report on internal control over financial reporting. Given the restatements discussed in Note 2 to your financial statements, please tell us how you considered whether you had any material weaknesses related to adequate accounting staff with knowledge of U.S. GAAP.

18. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

19. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

20. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

21. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

22. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

23. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

   - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

   - what relevant education and ongoing training he or she has had relating to U.S. GAAP;

   - the nature of his or her contractual or other relationship to you;

   - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

   - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

24. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

   - the name and address of the accounting firm or organization;

   - the qualifications of their employees who perform the services for your company;

   - how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

   - how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

25. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

  - why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

  - how many hours they spent last year performing these services for you; and

  - the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

26. If you identify an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars at (202) 551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief